SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2002

Van der Moolen Holding N.V.
 (Translation of Registrant’s Name into english)

Keizersgracht 307
1016 Ed Amsterdam
The Netherlands
(31) 20 535 6789
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                .)

Schedule of Information Contained in this Report:

1.	The English language press release of Van der Moolen Holding N.V. dated April 10, 2002 announcing expected results for the first quarter of 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: April 11, 2002	By:	/s/ Friedrich M.J. Bottcher

Name: Friedrich M.J. Bottcher
Title: Chairman of the Management Board

By:	/s/ Frank F. Dorjee

Name: Frank F. Dorjee
Title: Chief Financial Officer,
Member of the Management Board

Amsterdam, April 10, 2002

PRESS RELEASE

Van der Moolen expects first quarter net income of approximately € 17.5 million on lower market turnover

In connection with today’s Annual General Meeting of Shareholders, being held in Amsterdam, and in advance of the official publication of its earnings for the first quarter of 2002 on May 2, 2002, Van der Moolen announces that under Dutch GAAP it expects net income from ordinary activities for the first quarter of 2002 to be approximately € 17.5 million, compared to € 30.8 million for the first quarter of 2001.

F.M.J. (Fred) Böttcher, CEO of Van der Moolen, commented, “In the first quarter of 2002, we have seen a continuation of the factors that affected our financial performance last year. In particular, the decline in the value of traded volumes in our key equity markets accelerated in the first quarter of 2002. In comparison with the same period of 2001, for example, dollar volume on the NYSE fell by 12%, and European equity exchanges experienced declines in turnover of 10% to 25%. This trend was compounded by a further decline in price volatility - the other main driver of Van der Moolen’s financial performance, resulting in a reduction of our opportunities for revenue capture”.

For further information, please contact: Tom Schram, telephone: +31 (0)20 535 67 89.
For more information on Van der Moolen, please consult: www.vandermoolen.com.

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Van der Moolen trades on the important equity and derivatives exchanges of Europe and the United States. As an all systems trader, it is active in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume. Van der Moolen’s traders execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.

Van der Moolen’s shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM). The share price in Amsterdam can be followed on www.vandermoolen.com.

Disclaimer:

Certain statements contained in this press release constitute “forward-looking statements”. These statements, which contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect” and words of similar meaning, reflect management’s beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the U.S. Securities and Exchange Commission, specifically our most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law. Readers should note that we do not expect to issue US GAAP earnings guidance.

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